APRINOIA Therapeutics Inc.
245 Main Street, 2nd Floor
Cambridge, MA 02142

October 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	APRINOIA Therapeutics Inc. Request for Withdrawal of Registration Statement on Form F-1 (No. 333-276696)

Ladies and Gentlemen:

 Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), APRINOIA Therapeutics Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-1 (File No. 333-276696) (together with the exhibits and supplements thereto, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 26, 2024 and was declared effective by the Commission on September 30, 2024. The undersigned represents that no securities have been, or will be, issued or sold pursuant to the Registration Statement or the prospectuses contained therein.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

 If you have questions regarding this request, please contact the Company’s legal counsel, Will H. Cai, Esq., of Cooley LLP, at +852-3758-1210 or via email at wcai@cooley.com. Thank you for your assistance with this matter.

Very truly yours,

/s/ Mark Shearman

Mark Shearman
Chief Executive Officer

cc:	Will H. Cai, Esq., Cooley LLP Reid S. Hooper, Esq., Cooley LLP